As filed with the Securities and Exchange Commission on June 12, 2009

UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of:

MARSHALL FUNDS, INC., with respect to its existing and future portfolio series, and

M&I SPECIAL INSTITUTIONAL FUNDS, INC., with respect to its existing and future portfolio series

MARSHALL & ILSLEY TRUST COMPANY N.A.

M&I INVESTMENT MANAGEMENT CORP.

M&I DISTRIBUTORS, LLC

APPLICATION PURSUANT TO SECTIONS 6(c), 17(b) AND 17(d) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, AND RULE 17d-1 THEREUNDER FOR AN ORDER OF EXEMPTION FROM SECTIONS 17(a), 17(d) AND 17(e) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, AND RULE 17d-1 THEREUNDER.

Investment Company File No. 812-______

Please direct all communications, Notice and Order to:

Angela L. Pingel, Secretary
Marshall Funds, Inc.
M&I Special Institutional Funds, Inc.
111 East Kilbourn Avenue, Suite 200
Milwaukee, Wisconsin  53202

and

Maureen A. Miller, Esq.
Vedder Price P.C.
222 North LaSalle Street
Chicago, Illinois  60601

This Application contains 26 pages.

I.      INTRODUCTION

Marshall Funds, Inc. (the “Marshall Fund”), M&I Special Institutional Funds, Inc. (the “M&I Fund”), Marshall & Ilsley Trust Company N.A. (“M&I Trust”), M&I Investment Management Corp. (the “Adviser”) and M&I Distributors, LLC (“M&I Distributor”) (the Marshall Fund, the M&I Fund, M&I Trust, the Adviser and M&I Distributor are collectively, the “Applicants”) hereby apply, to the extent necessary, for an order of the Securities and Exchange Commission (the “Commission”) pursuant to:

(a)           Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder, to permit the Marshall Fund and its existing and future portfolio series and all other investment companies and series thereof for which the Adviser, or any entity controlling, controlled by, or under common control with the Adviser, may serve as adviser or sub-adviser in the future (each, an

“Affiliated Lending Fund” and collectively, the “Affiliated Lending Funds”), any other registered investment companies or series thereof, other than the Affiliated Lending Funds (each, an “Other Lending Fund” and collectively, the “Other Lending Funds”) (the Other Lending Funds and the Affiliated Lending Funds are herein referred to as a “Registered Lending Fund” and collectively as the “Registered Lending Funds”) and certain other entities (each, an “Other Lending Entity” and collectively, the “Other Lending Entities”) (the Registered Lending Funds and Other Lending Entities are herein referred to as a “Lending Entity” and collectively as the “Lending Entities”) that may participate from time to time as a lender in the securities lending program (the “Program”) administered by M&I Trust or any entity controlling, controlled by, or under common control with M&I Trust (each such entity, including M&I Trust, is referred to herein as an “M&I Entity,” and all such entities, the “M&I Entities”) that acts as lending agent with respect to the Program (the “Lending Agent”), as more fully described below, to pay, and Lending Agent to accept, fees based on a share of the revenue generated from securities lending transactions undertaken pursuant to the Program;

(b)           Sections 6(c) and 17(b) of the 1940 Act to permit the Registered Lending Funds to purchase and redeem from the portfolio series of the M&I Fund in connection with the investment of cash collateral as a result of securities lending (“Cash Collateral”) (each, an “Investment Fund” and collectively, the “Investment Funds”), and the Investment Funds to sell to and to redeem from the Registered Lending Funds in connection with the investment of Cash Collateral, shares of the Investment Funds (“Shares”), and in accordance with Section 17(d) of the 1940 Act and Rule 17d-1 thereunder permitting the Lending Agent and the Registered Lending Funds to effect certain transactions incident to such investments in Shares of the Investment Funds, as proposed in this Application; and

(c)           Sections 6(c) and 17(b) of the 1940 Act to exempt an M&I Entity from the provisions of Sections 17(a)(1), 17(a)(2) and 17(e) of the 1940 Act to permit any M&I Entity to engage in principal transactions with the Lending Funds and to permit any M&I Entity to receive fees or commissions from the Other Lending Funds, irrespective of any affiliation, including any affiliation that may arise solely because of an investment by the Other Lending Funds in Shares of any Investment Fund.

All existing Affiliated Lending Funds that currently intend to rely on the relief requested in this Application have been named herein.  Any other existing or future entity may rely on this order only in accordance with the terms and conditions in this Application.

II.           THE APPLICANTS AND RELATED PARTIES

A.    Marshall Funds, Inc.

The Marshall Fund is an open-end, management investment company established as a Wisconsin corporation under the Articles of Incorporation on July 31, 1992.  The Articles of Incorporation permit the Marshall Fund to offer separate series of shares representing interests in separate portfolios of securities.  The shares in any portfolio may be offered in separate classes.  The Marshall Fund currently consists of seventeen series:  Marshall Government Money Market Fund, Marshall Tax-Free Money Market Fund, Marshall Prime Money Market Fund, Marshall Short-Term Income Fund, Marshall Short-Intermediate Bond Fund, Marshall Intermediate Tax-Free Fund, Marshall Government Income Fund, Marshall Corporate Income Fund, Marshall Aggregate Bond Fund, Marshall Core Plus Bond Fund, Marshall Large-Cap Value Fund, Marshall Large-Cap Growth Fund, Marshall Mid-Cap Value Fund, Marshall Mid-Cap Growth Fund, Marshall Small-Cap Growth Fund, Marshall International Stock Fund and Marshall Emerging Markets Equity Fund.  The Marshall Fund is registered under the 1940 Act and the shares of each series are registered under the Securities Act of 1933, as amended (the “1933 Act”) and will continue to be so registered to the extent required by applicable law.  Each series’ investment objectives and policies are set forth in the Marshall Fund’s registration statement on file with the Commission.

B.    M&I Special Institutional Funds, Inc.

The M&I Fund is an open-end, management investment company established as a Wisconsin corporation under the Articles of Incorporation on August 13, 2008.  The Articles of Incorporation permit the M&I Fund to offer one or more Investment Funds, representing interests in separate portfolios of securities.  The shares in any portfolio may be offered in separate classes.  The M&I Fund currently consists of one Investment Fund:  M&I Special Purpose Prime Money Market Fund I (the “Money Market Investment Fund”).  M&I Fund is registered under the 1940 Act.  An Investment Fund’s investment objective and policies are set forth in the M&I Fund’s registration statement on file with the Commission.  Any Investment Fund will hold itself out as a money market fund and will comply with the requirements of Rule 2a-7 under the 1940 Act.

Shares of the Investment Funds are offered exclusively to Lending Entities.  Shares are sold on a private placement basis in accordance with Regulation D under the 1933 Act, as amended.  Shares are sold directly by M&I Fund without a distributor.  Shares are not subject to a sales load, redemption fee or asset-based sales charge or service fee1 and assets of the M&I Fund are not subject to any Rule 12b-1 fee.

An Investment Fund is designed to operate as a low expense investment vehicle for Cash Collateral.  The Adviser serves as the investment adviser and M&I Trust serves as the custodian and administrator of the M&I Fund.

C.    Marshall & Ilsley Trust Company N.A.

M&I Trust is a wholly-owned subsidiary of Marshall & Ilsley Corporation (“M&I Corp.”), a registered bank holding company headquartered in Milwaukee, Wisconsin, and is the custodian for the securities and cash of most of the Affiliated Lending Funds.2  M&I Trust is also currently the designated securities lending agent for the Affiliated Lending Funds and the administrator of M&I Trust’s existing securities lending program (the “Current Program”).3

M&I Trust served as securities lending agent with respect to loan transactions involving in excess of $8.1 billion on loan as of December 31, 2008.  Approximately 90 lenders, including 10 Affiliated Lending Funds, currently participate in the Current Program.  M&I Trust executed over 84,000 securities loan transactions on behalf of these lenders for the month of March, 2009.

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1 For purposes of this Application, “service fee” is as defined in Rule 2830(b)(9) of the NASD Conduct Rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

2 M&I Trust does not act as custodian for the international equity Affiliated Lending Funds.  M&I Trust may from time to time act as custodian for other Lending Entities.

3 The Marshall Fund previously obtained an order from the Commission (the “Previous Order”) permitting the Marshall Fund to pay M&I Trust and M&I Trust to accept fees for acting as securities lending agent based on a share of the revenue generated from securities lending transactions.  Marshall Funds, Inc. et al. (812-11734), Investment Company Act Release No. 24458 (May 18, 2000) (order) and Investment Company Act Release No. 24404 (April 25, 2000) (notice).  The Marshall Fund will rely on the Previous Order until an order is granted in response to this Application.  The Marshall Fund will then participate in the Program as herein described.

D.           M&I Investment Management Corp.

The Adviser is a registered investment adviser and a wholly-owned subsidiary of M&I Corp.  The Adviser serves as the investment adviser to the Marshall Fund and the M&I Fund and is responsible for the purchase and sale of portfolio instruments, except with respect to Marshall Corporate Income Fund, Marshall Core Plus Bond Fund, Marshall International Stock Fund and Marshall Emerging Markets Equity Fund, subject to the supervision of the board of directors of the Marshall Fund and the M&I Fund, respectively.  With respect to Marshall Corporate Income Fund, Marshall Core Plus Bond Fund, Marshall International Stock Fund and Marshall Emerging Markets Equity Fund, the sub-adviser(s) to such Fund is responsible for the purchase and sale of portfolio instruments, subject to the supervision of the Adviser and the board of directors of the Marshall Fund.  As of December 31, 2008, the Adviser had approximately $31.3 billion in assets under management and has managed investments for individuals and institutions since 1973.

E.    M&I Distributors, LLC

M&I Distributor, a registered broker-dealer and member of FINRA and a wholly-owned subsidiary of M&I Corp., acts as principal distributor of the Affiliated Lending Funds’ shares.

F.    Other Lending Funds and Other Lending Entities

M&I Trust may be appointed to serve as the securities lending agent for Other Lending Funds.  M&I Trust also may be appointed to serve as the securities lending agent for various Other Lending Entities, including governmental entities, financial institutions, corporations, pension plans or similar entities.  M&I Trust does not expect to be an affiliated person of any Other Lending Fund within the meaning of Section 2(a)(3) of the 1940 Act other than as set forth herein.

III.           THE SECURITIES LENDING PROGRAM

M&I Trust currently administers the Current Program and, subject to pre-approved investment options supplied by each Lending Entity or its adviser (the “Securities Lending Guidelines”), provides lending services to Lending Entities participating in the Current Program.

Pursuant to the Program described herein, each Registered Lending Fund will be required to disclose in its prospectus that the Registered Lending Fund is permitted to seek additional income by lending its portfolio securities.  Additionally, the board of directors or trustees of each Registered Lending Fund, including a majority of the directors or trustees who are not “interested persons” within the meaning of the 1940 Act (the “Non-Interested Directors”), will be required to approve the Registered Lending Fund’s participation in the Program and will monitor the Program on an ongoing basis.4  The duties performed by the Lending Agent do not and will not exceed the parameters set forth in the letter issued by the Staff of the Commission (the “Staff”) granting no-action relief in Norwest Bank, Minnesota, N.A. (pub. avail. May 25, 1995) (“Norwest Bank”), except to the extent that the Staff should later modify such parameters.

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4 Each Registered Lending Fund shall represent to Lending Agent that it has disclosed its securities lending activity in its prospectus, including its statement of additional information, and that its board of directors or trustees, including the Non-Interested Directors, has approved and will monitor the Registered Lending Fund’s participation in the Program.  Each Registered Lending Fund’s representation shall be conclusive evidence that it has complied with the provisions of this Application.

Under the Program, the Lending Agent enters into agreements (“Lending Agreements”) with certain entities (the “Borrowers”) that wish to borrow securities owned by the respective Lending Entities.  Pursuant to the Lending Agreements, the Lending Agent delivers securities to the Borrowers, who agree to return such securities on demand within a specified period of time.  The Lending Agent may enter into Lending Agreements on behalf of a particular Lending Entity only with Borrowers set forth in a list approved by that Lending Entity or its adviser, including the Adviser with respect to the Affiliated Lending Funds.  The Lending Agent has the discretion to refuse to lend securities to any Borrower on the list.

For the securities so loaned, the Lending Agent is authorized in all instances to accept cash as collateral for the loan, and may also, upon consent of a Lending Entity, accept other types of instruments such as U.S. government securities or irrevocable letters of credit or such other collateral as may be acceptable under parameters established by the Staff from time to time through no-action or interpretive positions.  A Borrower is required to post collateral having a market value at least equal to a specified percentage of the market value of the securities loaned to that Borrower (the “Margin Amount”).  The percentage used to determine the Margin Amount is currently fixed at a minimum of 102% (100% for U.S. government securities) at the inception of the loan (typically varying between 102% and 105% for non-U.S. government securities depending upon the type of securities loaned, or such other amount as agreed upon by the parties).  After inception of the loan, the ongoing Margin Amount must be no less than 100% of the fair market value of the loaned securities.

On each business day the Lending Agent values both the collateral and the loaned securities to be sure that each Borrower is complying with the Margin Amount applicable to it.  If at the close of trading on any business day the value of the collateral posted by the Borrower is less than the Margin Amount applicable to the outstanding securities loaned to the Borrower, the Borrower is required to transfer additional collateral no later than the close of the next business day (and in some cases sooner depending upon the time of day that the Borrower receives notice of the deficit), so that the market value of the additional collateral, when added to the market value of the original collateral, at least equals the Margin Amount applicable to the securities loaned to the Borrower.  If a Borrower fails to transfer additional collateral, the Lending Agent may terminate the loan and either require the Borrower to return the borrowed securities or pursue other remedies against the Borrower designed to provide compensation for the value of the loaned securities plus certain other liabilities the Borrower may have outstanding with regard to its securities lending transactions.

Securities lending collateral may take a number of different forms, but in most instances will be cash.  The Securities Lending Guidelines adopted by each Lending Entity authorize and instruct the Lending Agent to invest the Cash Collateral on behalf of the Lending Entity.5  The Securities Lending Guidelines set forth specific written parameters established by the applicable Lending Entity regarding the permissible investment of its Cash Collateral, including a list of eligible types of investments.  As a result, each Lending Entity is responsible for determining the types of instruments that are eligible for the investment of its Cash Collateral.  The Lending Agent is required to adhere to the parameters established by a Lending Entity and its adviser in investing Cash Collateral on behalf of the Lending Entity.

For securities loans collateralized by cash, the Borrower is entitled to receive a fixed cash collateral fee based on the amount of cash held as collateral.  Alternatively, for securities loans collateralized by assets other than cash, the Lending Entity receives a loan fee paid by the Borrower equal

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5 The Lending Entity’s Securities Lending Guidelines shall be required to include an Investment Fund as a permitted investment for the Lending Entity’s Cash Collateral.

to a percentage of the market value of the loaned securities as specified in the Lending Agreement.  The Lending Entity and the Lending Agent are compensated pursuant to the terms of the Program as follows:

(i) with respect to loans involving Cash Collateral, through the net income earned on the investment of the Cash Collateral and the Borrower’s cash collateral fee; and

(ii) with respect to collateral other than cash, based on a portion of the loan fee paid by the Borrower.

The Adviser does not receive a separate fee for the advisory services it provides to the Money Market Investment Fund.  M&I Trust serves as the custodian and administrator of the M&I Fund and is entitled to receive compensation for such services, as described in the registration statement for the M&I Fund.

The Lending Entities remain the owner of securities that are loaned to a Borrower, and the Lending Entities retain the right to receive from the Borrower the economic equivalent of any distributions made with respect to those securities.  The Lending Entities also have the power to terminate a loan at any time.  The Lending Agent will use its best efforts to reallocate or terminate loans at the direction of the Lending Entity as necessary so as to enable a Lending Entity to vote its securities.

The purpose of the Program, including permitting Lending Entities to purchase Shares of the Investment Funds, is to provide the Lending Entities with the opportunity to capture greater returns at lower transaction costs than the Lending Entities may be able to achieve by otherwise investing their Cash Collateral.  Relative to other methods of investing Cash Collateral, the Program provides economies of scale and minimizes investment and administrative costs.  The Program also provides opportunities for greater diversification and liquidity than investing Cash Collateral through alternative methods.

IV.           PROPOSED RELIEF REGARDING LENDING AGENT FEES

A.    The Applicants request an order in accordance with Section 17(d) of the 1940 Act and Rule 17d-1 thereunder permitting the Registered Lending Funds to pay, and a Lending Agent to accept, fees based on a share of the securities lending revenue.

B.    Applicable Law.  Section 17(d) of the 1940 Act and Rule 17d-1 thereunder make it unlawful for any affiliated person of, or principal underwriter for, a registered investment company, or any affiliated person of such person or principal underwriter, acting as principal, to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan, in which such investment company is a joint participant, unless an application regarding such joint enterprise or other joint arrangement or profit-sharing plan has been filed with the Commission and an order with respect thereto has been granted by the Commission.  Rule 17d-1 provides that, in passing upon any such application, the Commission will consider whether the participation of such registered investment company in such joint enterprise or joint arrangement or profit-sharing plan is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of the other participants.

Section 2(a)(3)(E) of the 1940 Act defines an “affiliated person” of an investment company to include any investment adviser thereof.  Thus, the Adviser, as the investment adviser to the Affiliated Lending Funds, is an affiliated person of such Affiliated Lending Funds.  Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person.  Section 2(a)(9) of the 1940 Act states that “control” means the power to exercise a controlling influence over the management or policies of a company, and control is presumed to exist in situations in which an entity, directly or indirectly through another controlled company, beneficially owns more than 25% of a company’s voting securities.  Therefore, because M&I Trust and the Adviser are each wholly-owned subsidiaries of M&I Corp. and, thus, are under common control, M&I Trust is an affiliated person of an affiliated person (or a second-tier affiliate) of the Affiliated Lending Funds.

Under Rule 17d-1, “joint enterprise or other joint arrangement or profit-sharing plan” means any written or oral plan, contract, authorization or arrangement, or any practice of understanding concerning an enterprise or undertaking whereby a registered investment company and any affiliated person of such registered investment company or any affiliated person of such person, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking.  The Staff stated in Norwest Bank that the mere provision of services to an investment company by an affiliated person, without more, does not establish a joint enterprise or other joint arrangement or profit-sharing plan.  By implication, however, the Staff indicated in Norwest Bank that a lending agent arrangement between an investment company and an affiliated person of such investment company under which compensation is based on a share of the revenue generated by the lending agent’s efforts may be a “joint enterprise or other joint arrangement or profit sharing plan.” For the reasons set forth below, the Applicants seek relief to permit a Lending Agent to receive either a pre-negotiated percentage of the loan fee or a percentage of the securities lending revenue generated by an Affiliated Lending Fund’s participation in the Program.

In addition, it is possible that the technical provisions of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder could, under certain circumstances, operate to prohibit the Lending Agent from receiving a percentage of the revenue generated through the participation of the Other Lending Funds in the Program.

Section 2(a)(3)(B) of the 1940 Act defines an “affiliated person” of an investment company to include any person who directly or indirectly owns, controls or holds with the power to vote 5% or more of the outstanding voting securities of such investment company.  To the extent that a particular Other Lending Fund acquires 5% or more of the securities of an Investment Fund, that Investment Fund would be an affiliated person of that Other Lending Fund pursuant to Section 2(a)(3)(B) of the 1940 Act.  The Adviser, because it serves as the investment adviser to each Investment Fund, is an affiliated person of each Investment Fund pursuant to Section 2(a)(3)(E) and, therefore, the Adviser would be an affiliated person of an affiliated person of the Other Lending Fund.  The Adviser also may be deemed to control each Investment Fund because it serves as an investment adviser to each Investment Fund, although the Applicants do not concede that such control exists.  Similarly, M&I Corp., which controls the Adviser, may be deemed indirectly to control each Investment Fund.  It follows that each M&I Entity, which also is controlled by M&I Corp., may be deemed to be under common control with each Investment Fund, and therefore, pursuant to Section 2(a)(3)(C) of the 1940 Act, each M&I Entity could be an affiliated person of each Investment Fund because it is under common control with the Adviser.  If, pursuant to Section 2(a)(3)(B) of the 1940 Act, an Investment Fund would become an affiliated person of the Other Lending Fund through the acquisition of 5% or more of the securities of an Investment Fund by the Other Lending Fund, each M&I Entity would be deemed to be an affiliated person of an affiliated person of such Other Lending Fund.6

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6 However, Applicants note that M&I Trust and the Adviser, as affiliated entities, should not be collapsed for purposes of determining M&I Trust’s status as a second-tier affiliate of the Other Lending Funds.  The Staff has held that “absent substantial policy reasons,” it would not collapse affiliated entities for purposes of determining a person’s status as an interested or affiliated person.  See GT Global Growth Series (pub. avail. Feb. 2, 1996) and Salomon Brothers Inc. (pub. avail. May 26, 1995).  The Applicants also note that the corporate structure of M&I Trust and the Adviser was not adopted for the purpose of preventing M&I Trust from being a second-tier affiliate of the Other Lending Funds.  See First Financial Fund, Inc. (pub. avail. Jan. 5, 1997).

Additionally, to the extent that M&I Trust acquires 5% or more of the securities of an Investment Fund, at the commencement of the Investment Fund’s operations or at any time thereafter, M&I Trust may be an affiliated person of the Investment Fund and an affiliated person of an affiliated person of any Other Lending Fund that also has acquired 5% or more of the securities of the Investment Fund.

The Applicants therefore seek relief from the potential technical applications of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to permit a Lending Agent to receive either a pre-negotiated percentage of the loan fee or a percentage of the securities lending revenue generated by the participation in the Program of an Other Lending Fund that has acquired 5% or more of an Investment Fund’s securities.

To the extent that the securities lending transactions described herein may be deemed to involve a “joint enterprise or joint arrangement or profit-sharing plan” within the meaning of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Applicants request that the Commission issue an order to the extent necessary to permit each Registered Lending Fund to pay and the Lending Agent to accept fees in connection with the Lending Agent’s activities pursuant to the Program, and the Adviser acting as adviser to the Investment Fund, in the manner and subject to the conditions and procedures described herein.

The Applicants submit that payment to and receipt by the Lending Agent of any fees pursuant to the Program is not inconsistent with the basic policy underlying Section 17(d) of the 1940 Act.  The basic policy underlying Section 17(d) is to regulate potential conflicts of interest between an investment company and its affiliates to prevent affiliates of investment companies from taking advantage of their relationship.  Although the Staff has suggested in Norwest Bank that such issues may exist where an affiliated person of an affiliated person of an investment company negotiates and accepts a fee based on a share of the revenue generated by the investment company’s lending program, it is submitted that adoption by each Affiliated Lending Fund of appropriate procedures and conditions will safeguard each such Affiliated Lending Fund and its shareholders.

The potential for conflict arises in connection with negotiating the percentage split of the lending fee between the Lending Agent and the Affiliated Lending Fund.  To safeguard each Affiliated Lending Fund’s shareholders, in addition to the conditions provided herein, the Lending Agent will require each Affiliated Lending Fund to adopt the procedures set forth below to ensure that the proposed fee arrangement and the other terms governing the relationship with the Lending Agent will meet the standards of Rule 17d-17:

1.
In connection with the approval of the Lending Agent, a majority of the board of directors of the Affiliated Lending Fund (including the Non-Interested Directors) will determine that (i) the contract with the Lending Agent is in the best interests of the Affiliated Lending Fund and its shareholders; (ii) the services to be performed by the Lending Agent are required for the Affiliated Lending Fund; (iii) the nature and quality of the services provided by the Lending Agent are at least equal to those provided by others offering the same or similar services and (iv) the fees charged by the Lending Agent are fair and reasonable in light of the usual and customary charges imposed by lending agents for services of the same nature and quality.

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7 Applicants note that the procedures listed in paragraphs 1 and 2 were complied with in connection with the establishment of the Current Program and the initial implementation of the fee arrangement whereby the Lending Agent is compensated based on a percentage of the securities lending revenue generated thereunder.  In addition, the Applicants currently comply and will continue to comply with paragraphs 3 and 4.

2.
In connection with the initial implementation of the fee arrangement whereby the Lending Agent will be compensated as Lending Agent based on a percentage of the revenue generated by an Affiliated Lending Fund’s participation in the Program, the board of directors of the Affiliated Lending Fund will obtain competing quotes with respect to lending agent fees from at least three independent lending agents to assist the board members in making the findings referred to in paragraph 1 above.

3.
The board of each Affiliated Lending Fund, including a majority of the Non-Interested Directors, will (i) determine at each regular quarterly meeting that the loan transactions during the prior quarter were effected in compliance with the conditions and procedures set forth herein and (ii) review no less frequently than annually the conditions and procedures set forth herein for continuing appropriateness.

4.
Each Affiliated Lending Fund will (i) maintain and preserve permanently in an easily accessible place a written copy of the procedures and conditions (and modifications thereto) described herein or otherwise followed in connection with lending securities pursuant to the Program and (ii) maintain and preserve for a period not less than six years from the end of the fiscal year in which any loan transaction pursuant to the Program occurred, the first two years in an easily accessible place, a written record of each such loan transaction setting forth a description of the security loaned, the identity of the Borrower, the terms of the loan transaction, and the information or materials upon which the determination was made that each loan was made in accordance with the procedures set forth above and the conditions to the Application.

With respect to Other Lending Funds that acquire 5% or more of an Investment Fund’s securities, no specific procedures have been proposed, because any affiliations deemed to arise are solely as a result of the Other Lending Funds’ participation in the Program.  M&I Trust, the Adviser or an M&I Entity would not have any influence over the investment decisions of the Other Lending Funds, except in connection with the investment of any Cash Collateral, and any fee arrangements will be the product of arms-length bargaining.  Thus, the Applicants do not believe that the policy concerns of Section 17(d) of the 1940 Act or Rule 17d-1 thereunder are implicated by the acquisition of 5% or more of an Investment Fund’s securities.

C.    Precedent.  The Applicants note that each Affiliated Lending Fund’s participation in the Program is consistent with several orders issued by the Commission that permitted investment companies to employ an affiliated person or an affiliated person of an affiliated person as lending agent and to pay the lending agent a percentage of the revenue generated by each lender’s participation in the securities lending program.  See, e.g., The Infinity Mutual Funds, Inc. (812-11134), Investment Company Act Release No. 23734 (March 9, 1999) (order) and Investment Company Act Release No. 23688 (February 10, 1999) (notice); The Victory Portfolios, Inc. (812-10916), Investment Company Act Release No. 23700 (Feb. 10, 1999) (order) and Investment Company Act Release No. 23662 (notice); State Street Bank and Trust Company, et al. (812-10912), Investment Company Act Release No. 23441 (Sept. 22, 1998) (order) and Investment Company Act Release No. 23418 (Aug. 27, 1998) (notice); Compass Capital Funds, et al. (812-10444), Investment Company Act Release No. 22725 (June 24, 1997) (order) and Investment Company Act Release No. 22693 (May 29, 1997) (notice); PaineWebber America Fund, et al. (812-10200), Investment Company Act Release No. 22594 (April 1, 1997) (order) and Investment Company Act Release No. 22541 (March 4, 1997) (notice); First American Investment Funds, Inc., et al. (812-10216), Investment Company Act Release No. 22245 (September 24, 1996) (order) and Investment Company Act Release No. 22181 (August 28, 1996) (notice);  Asia Tigers Fund, Inc., et al. (812-9516),

Investment Company Act Release No. 21950 (May 10, 1996) (order) and Investment Company Act Release No. 21878 (April 9, 1996) (notice).

V.           PROPOSED RELIEF UNDER SECTION 6(c), 17(b) AND 17(d) AND RULE 17d-1 REGARDING INVESTMENT IN THE INVESTMENT FUNDS

A.    The Applicants apply for an order (a) pursuant to Sections 6(c) and 17(b) of the 1940 Act exempting the Investment Funds and the Registered Lending Funds from Sections 17(a)(1) and 17(a)(2) of the 1940 Act to permit the Investment Funds to sell Shares to and redeem Shares of an Investment Fund from the Registered Lending Funds in connection with the investment of Cash Collateral and (b) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to permit the Investment Funds, the Lending Agent and the Lending Funds to effect certain transactions incident to investments in such Shares, as proposed in this Application.

B.    Applicable Law.  When a Registered Lending Fund engages in a securities lending transaction, an issue arises with respect to the extent to which the 1940 Act and the rules thereunder apply with respect to collateral received in connection with the underlying loan.  For purposes of this Application, it is assumed, without conceding, that the collateral received in connection with a securities loan is an asset of the Registered Lending Fund and, therefore, that the investment of cash received by the Lending Agent as collateral for a Registered Lending Fund is subject to the requirements of the 1940 Act and the rules thereunder.

1.    Sections 17(a)(1) and 17(a)(2) of the 1940 Act provide in substance that it is unlawful for any affiliated person of a registered investment company, or any affiliated person of such an affiliated person, acting as principal, to sell any security to, or purchase any security from, such registered investment company.

Section 17(b) of the 1940 Act provides, in substance, that the Commission shall issue an order of exemption from Section 17(a) if (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, (2) the proposed transaction is consistent with the policy of each registered investment company concerned, and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.

Rule 12d1-1 under the 1940 Act provides that if the conditions of Rule 12d1-1(b) are met, an investment company may purchase and redeem shares of a money market fund and a money market fund may sell its shares to such investment company notwithstanding Section 17(a) of the 1940 Act.  The Applicants submit that any purchase of the Money Market Investment Fund by the Registered Lending Funds would be permitted by Rule 12d1-1 under the 1940 Act, notwithstanding that such purchase is pursuant to the Registered Lending Funds’ participation in the Program.

Alternatively, assuming for purposes of this Application that the Cash Collateral posted by the Borrowers in connection with securities lending transactions is the property of the Registered Lending Funds, the sale of Shares to the Registered Lending Funds, and the redemption of such Shares, could be prohibited under Section 17(a) unless the requirements of Section 17(b) are satisfied.

The Adviser may be deemed to control each Investment Fund because it serves as an investment adviser to each Investment Fund, although the Applicants do not concede that such control exists.  See, e.g., Lazard Freres Asset Management (pub. avail. Jan. 10, 1997 n.2).  Accordingly, each Investment Fund may be deemed to be an affiliated person of the Adviser pursuant to Section 2(a)(3)(C) of the 1940 Act.  The Adviser, which also serves as investment adviser to each Affiliated Lending Fund, may be deemed to control each Affiliated Lending Fund for which it so serves, and therefore each Investment

Fund and each Affiliated Lending Fund may be deemed to be under common control and thus, pursuant to Section 2(a)(3)(C) of the 1940 Act, each Investment Fund may be deemed to be an affiliated person of each Affiliated Lending Fund.  Thus, any sale by an Investment Fund of its Shares to an Affiliated Lending Fund would violate Section 17(a)(1) as a sale of a security to a registered investment company by an affiliated person, and any purchase by an Investment Fund of its Shares from an Affiliated Lending Fund would violate Section 17(a)(2) as a purchase of a security from a registered investment company by an affiliated person.

If any Other Lending Fund acquires 5% or more of an Investment Fund’s securities, pursuant to Section 2(a)(3)(B), the Investment Fund may be deemed to be an affiliated person of the Other Lending Fund.  Thus, any sale by an Investment Fund of its Shares to the Other Lending Fund would violate Section 17(a)(1) as a sale of a security to a registered investment company by an affiliated person, and any purchase by an Investment Fund of its Shares from the Other Lending Fund would violate Section 17(a)(2) as a purchase of a security from a registered investment company by an affiliated person.

Thus, in a variety of circumstances, each Investment Fund may be prohibited pursuant to Section 17(a) of the 1940 Act from selling its Shares to, and redeeming its Shares from, one or more of such Registered Lending Funds.

Section 17(a) of the 1940 Act was enacted, among other reasons, to prevent affiliated persons of an investment company from using their influence or control to sell securities or other property to the investment company at a price higher than the fair market value.  Section 17(a) is designed to prevent overreaching on the part of the affiliated person and to ensure that all transactions between the affiliated person and the investment company are on an arms-length basis.  Section 17(b) of the 1940 Act provides that the Commission may, upon application, grant an order of exemption for a particular transaction from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transaction is consistent with the policy of each registered investment company concerned and with the general purposes of the 1940 Act.

The Applicants respectfully submit that for the following reasons the terms of the proposed transactions regarding the purchase of Shares of an Investment Fund, as they relate to the respective Registered Lending Funds, are reasonable and fair and consistent with the general purposes of the 1940 Act, as well as with the policies of the respective Registered Lending Funds.  For the same reasons, the Applicants believe that the proposed transactions are in the best interests of the Registered Lending Funds and their shareholders.

A Registered Lending Fund will be permitted to invest its Cash Collateral in an Investment Fund only if that Investment Fund invests in instruments that the Registered Lending Fund has previously determined are an acceptable medium for the investment of Cash Collateral.

Permitting the Registered Lending Funds to invest Cash Collateral in an Investment Fund enables them to invest in an investment company with fees that will be low relative to the fees that could be expected to be charged by other registered investment companies with investment policies comparable to the Investment Funds that might otherwise be used for the investment of Cash Collateral.  The Registered Lending Funds also will be treated like any other shareholders in the Investment Fund.  In particular, the Registered Lending Funds will purchase and redeem Shares at net asset value, on the same basis as Shares are purchased and redeemed by all other shareholders of the Investment Fund.  Moreover, Shares will not be subject to any sales load, redemption fee or asset-based sales charge or service fee.

The Applicants are also seeking relief pursuant to Section 6(c) of the 1940 Act to the extent necessary to permit the investment of Cash Collateral in Shares of the Investment Funds as proposed in this Application because Section 17(b) of the 1940 Act could be interpreted to exempt only a single transaction.8  Under Section 6(c) of the 1940 Act, the Commission may exempt any person or transaction from any provision of the 1940 Act or any rule or regulation thereunder “if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the 1940 Act.

2.    Section 17(d) of the 1940 Act and Rule 17d-1 thereunder make it unlawful for any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan, in which such investment company is a joint participant, unless an application regarding such joint enterprise or other joint arrangement or profit-sharing plan has been filed with the Commission and an order with respect thereto has been granted by the Commission.  Rule 17d-1 provides that, in passing upon any such application, the Commission will consider whether the participation of such registered investment company in such joint enterprise or joint arrangement or profit-sharing plan is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of the other participants.

Rule 12d1-1 under the 1940 Act also provides that if the conditions of Rule 12d1-1(b) are met, an investment company may purchase and redeem shares of a money market fund and a money market fund may sell its shares to such investment company notwithstanding Rule 17d-1 under the 1940 Act.  As noted above, the Applicants submit that any purchase of the Investment Fund by the Registered Lending Funds would be permitted by Rule 12d1-1 under the 1940 Act, notwithstanding that such purchase is pursuant to the Registered Lending Funds’ participation in the Program.

Alternatively, again, assuming that Cash Collateral posted by the Borrowers is the property of the Registered Lending Funds, then the Registered Lending Funds, the Private Lending Funds, the Adviser (by managing the portfolio securities of the Affiliated Lending Funds and the Investment Funds at the same time that the Affiliated Lending Funds’ Cash Collateral is invested in Shares of an Investment Fund), the Lending Agent (by acting as lending agent, investing Cash Collateral in Shares of an Investment Fund and receiving a portion of the revenue generated by securities lending transactions) and an Investment Fund (by selling Shares to and redeeming them from the Lending Funds) could be deemed to be participants in a joint enterprise or arrangement within the meaning of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder.

The Registered Lending Funds will invest in Shares of an Investment Fund on the same basis as any other shareholder.  All investors in such Shares will be subject to the same eligibility requirements imposed by the Investment Fund; all such Shares will be priced in the same manner and will be redeemable under the same terms.  Additionally, due to the lower expenses incurred by the Investment Fund, investing Cash Collateral in the Fund is expected to offer returns to the Registered Lending Funds superior to those that could be attained by investing in other types of registered investment companies, whether affiliated or unaffiliated, while still offering the benefits of liquidity, diversity and quality of investments.

It is respectfully submitted that the investment in Shares of the Investment Fund as proposed herein is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes intended by the policies and provisions of the 1940 Act for the reasons discussed above.

____________________

8 See Keystone Custodian Funds Inc., 21 S.E.C. 295 (1945).

C.           Precedent.  In several orders, the Commission has granted relief from Sections 17(a)(1), 17(a)(2) and 17(d) of the 1940 Act and Rule 17d-1 thereunder in order to permit a registered investment company to invest cash collateral held in connection with its securities lending transactions in shares of an affiliated collective investment vehicle.  See, e.g., Bear Stearns Funds, Inc. et al. (812-12214), Investment Company Act Release No. 25527 (April 16, 2002) (order) and Investment Company Act Release No. 25467 (March 20, 2002) (notice); The Dreyfus Fund Incorporated, et al. (812-12084), Investment Company Act Release No. 25141 (August 28, 2001) (order) and Investment Company Act Release No. 25099 (August 2, 2001) notice; Northern Institutional Funds (812-12126), Investment Company Act Release No. 25097 (August 1, 2001) (order) and Investment Company Act Release No. 25060 (July 11, 2001) (notice); In the Matter of the Infinity Mutual Funds, Inc. (812-11134), Investment Company Act Release No. 23734 (March 9, 1999) (order) and Investment Company Act Release No. 23688 (February 10, 1999) (notice); State Street Bank and Trust Company (812-10912), Investment Company Act Release No. 23441 (September 22, 1998) (order) and Investment Company Act Release No. 23418 (August 27, 1998) (notice); Compass Capital Funds (812-10444), Investment Company Act Release No. 22725 (June 24, 1997) (order) and Investment Company Act Release No. 22693 (May 29, 1997) (notice).

VI.           PROPOSED RELIEF REGARDING TRANSACTIONS WITH
OTHER LENDING FUNDS

A.    The Applicants apply for an order pursuant to Sections 6(c) and 17(b) of the 1940 Act exempting M&I Entities and the Other Lending Funds from the provisions of Sections 17(a)(1), 17(a)(2) and 17(e) of the 1940 Act to permit any M&I Entity to (i) engage in principal transactions in securities and other property with the Other Lending Funds, irrespective of any affiliation that may arise solely because of an investment by the Other Lending Funds in Shares of any Investment Fund and (ii) receive fees or commissions from the Other Lending Funds for acting as a broker or agent in connection with the purchase or sale of securities for the Other Lending Funds, irrespective of any affiliation that may arise solely because of an investment by the Other Lending Funds in Shares of any Investment Fund.

B.    Applicable Law.  For the reasons set forth herein, the Applicants believe that it is in the best interests of the public and consistent with the protection of investors and the purposes intended by the policies and provisions of the 1940 Act to permit the continuation of existing or future trading relationships between the M&I Entities, on the one hand, and the Other Lending Funds, on the other hand.

1.    As stated above, Sections 17(a)(1) and 17(a)(2) of the 1940 Act make it unlawful, in substance, for any affiliated person of a registered investment company, or an affiliated person of such a person, acting as principal, to sell any security to, or purchase any security from, that investment company.  Also as stated above, Section 17(b) of the 1940 Act provides that notwithstanding Section 17(a) the Commission shall issue an order exempting a proposed transaction from Section 17(a) if evidence establishes that (a) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, (b) the proposed transaction is consistent with the policy of each registered investment company concerned, and (c) the proposed transaction is consistent with the general purposes of the 1940 Act.

To the extent that a particular Other Lending Fund acquires 5% or more of the securities of an Investment Fund, that Investment Fund would be an affiliated person of that Other Lending Fund pursuant to Section 2(a)(3)(B) of the 1940 Act.  The Adviser, because it serves as the investment adviser to each of the Investment Funds, is an affiliated person of each Investment Fund pursuant to Section 2(a)(3)(E) and, therefore, the Adviser would be an affiliated person of an affiliated person of the Other Lending Fund.

In addition, the Adviser also may be deemed to control each Investment Fund because it serves as an investment adviser to each Investment Fund, although the Applicants do not concede that such control exists.  Similarly, M&I Corp., which controls the Adviser, may be deemed indirectly to control each Investment Fund.  It follows that each M&I Entity, which also is controlled by M&I Corp., may be deemed to be under common control with each Investment Fund, and therefore, pursuant to Section 2(a)(3)(C) of the 1940 Act, each M&I Entity could be an affiliated person of each Investment Fund because it is under common control with the Adviser.  If, pursuant to Section 2(a)(3)(B) of the 1940 Act, an Investment Fund would become an affiliated person of the Other Lending Fund through the acquisition of 5% or more of the securities of an Investment Fund by the Other Lending Fund, each M&I Entity would be deemed to be an affiliated person of an affiliated person of such Other Lending Fund.

If each M&I Entity that is an affiliated person of an Investment Fund is an affiliated person of an affiliated person of one or more of the Other Lending Funds, the provisions of Sections 17(a)(1) and 17(a)(2) could prohibit a M&I Entity from selling securities or property to or purchasing securities or property from those Other Lending Funds on a principal basis.  It is submitted that an Other Lending Fund’s participation in the Program and the Investment Funds are not a basis in and of themselves to alter any existing or future trading relationships between the M&I Entities, on the one hand, and the Other Lending Funds, on the other hand.

The Applicants seek relief from the potential application of Sections 17(a)(1) and 17(a)(2) to the M&I Entities so that the M&I Entities may continue to purchase securities or property from, or sell securities or property to, any Other Lending Funds that may acquire 5% or more of the securities of an Investment Fund.

In addition, the Applicants are also seeking relief pursuant to Section 6(c) of the 1940 Act to the extent necessary because Section 17(b) of the 1940 Act could be interpreted to exempt only a single transaction.  Under Section 6(c), the Commission may exempt any person or transaction from any provisions of the 1940 Act or of any rule or regulation thereunder, “if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purpose fairly intended by the policy and provisions” of the 1940 Act.  For the reasons discussed below, it is submitted that the principal transactions between the M&I Entities, on the one hand, and the Other Lending Funds, on the other hand, meet the standards of Sections 17(b) and 6(c) and will continue to meet those standards where an Other Lending Fund acquires 5% or more of the securities of an Investment Fund.

It is submitted that no element of self-dealing would be involved in the principal transactions between an M&I Entity and an Other Lending Fund.  In each instance, no M&I Entity has any influence over the decisions made by any Other Lending Fund.  Each Other Lending Fund has its own investment adviser that is not an affiliated person or affiliated person of an affiliated person of any M&I Entity and that, in economic reality, may be a competitor of M&I Trust (or the M&I Entity involved).  It is submitted that each transaction between an Other Lending Fund and an M&I Entity would therefore be the product of arms-length bargaining.  Moreover, it would be reasonable to conclude that the consideration to be paid to or received by the Other Lending Funds in connection with a principal transaction with an M&I Entity will be reasonable and fair because the interests of the Other Lending Funds’ investment advisers are solely and directly aligned with those of the Other Lending Funds (to which the advisers have fiduciary responsibilities).

The Applicants respectfully request that the Commission issue an order pursuant to Sections 6(c) and 17(b) of the 1940 Act, exempting the M&I Entities from the provisions of Sections 17(a)(1) and 17(a)(2) of the 1940 Act, to the extent necessary, to permit the M&I Entities to engage in principal transactions in securities and other property with the Other Lending Funds.

2.           Section 17(e)(1) of the 1940 Act makes it unlawful, in relevant part, for any affiliated person of a registered investment company, or any affiliated person of such person, when acting as agent, to accept from any source compensation for the purchase or sale of any securities or property to or for such registered company except in the course of such person’s business as an underwriter or broker.  Section 17(e)(2) of the 1940 Act makes it unlawful, in relevant part, for any affiliated person of a registered investment company, or an affiliated person of such person, acting as broker in connection with the sale of securities to or by that registered company, to receive from any source a commission for effecting the transaction that exceeds (a) the “usual and customary broker’s commission” if the sale is effected on a securities exchange, or (b) 2% of the sales price if the sale is effected in connection with a secondary distribution of such securities or (c) 1% of the purchase or sale price of such securities if the sale is otherwise effected.

Rule 12d1-1 under the 1940 Act provides that a broker that is an affiliated person of an affiliated person of a registered investment company that is a money market fund may accept a fee for the sale of securities of that registered investment company without complying with Rule 17e-1(b)(3) and Rule 17e-1(d)(2).  The Applicants submit that Rule 12d1-1 under the 1940 Act would permit an M&I Entity to accept such fees without complying with Rule 17e-1(b)(3) and Rule 17e-1(d)(2), notwithstanding that such transaction is in connection with the Registered Lending Funds’ participation in the Program.

Alternatively, it should be noted that any M&I Entity which becomes affiliated with an Other Lending Fund through an Investment Fund, but which is a “bank” pursuant to Section 2(a)(5) of the 1940 Act, could be prohibited from acting in a brokerage or similar capacity for the Other Lending Fund.  Specifically, and as noted above, Section 17(e)(1) excepts a “broker” from the limitations set forth in its provisions.  However, “banks” are specifically excluded from the definition of “broker” in Section 2(a)(6) of the 1940 Act, and thus arguably not covered by the exception contained in Section 17(e)(1) to the extent acting in a brokerage capacity.  With respect to the limitations on brokerage commissions contained in Section 17(e)(2), the safe harbor provisions under the Section as a technical matter may not be available to a “bank,” because the provisions apply to “brokers.”

M&I Entities that qualify as “brokers” under the 1940 Act could rely on Rule 17e-1 in effecting transactions for Other Lending Funds.  Rule 17e-1 under the 1940 Act provides that, for purposes of Section 17(e)(2)(A), a commission shall be deemed as not exceeding the “usual and customary broker’s commission” if certain specified procedures are followed.  These procedures include the requirement in Rule 17e-1(b)(3) that a registered investment company’s board of directors or trustees, including a majority of the Non-Interested Directors, determines, no less frequently than quarterly, that all transactions effected pursuant to the Rule comply with procedures reasonably designed to provide that the brokerage commission is consistent with the standards set forth in the Rule.  Rule 17e-1 provides a safe harbor from the prohibition contained in Section 17(e)(2)(A).  It is submitted that while the safe harbor contained in Rule 17e-1 might be available to the Other Lending Funds, compliance by the Other Lending Funds with certain of Rule 17e-1’s provisions is unnecessary and unduly burdensome, particularly given the fact that the affiliation between the Other Lending Funds and the M&I Entities is a technical one, arising solely because of the investment by an Other Lending Fund in 5% or more of the Shares of an Investment Fund.  In particular, as the Commission recognized in adopting Rule 12d1-1, the quarterly board review requirements of Rule 17e-1(b)(3) and the related recordkeeping requirements of Rule 17e-1(d)(2) are not necessary to protect registered investment companies in the situation described above.9

____________________

9 “We believe that it is unlikely that a broker-dealer would be in a position to take advantage of a fund merely because that fund owned a position in a money market fund affiliated with the broker-dealer.” SEC Release No. IC-27399 (June 27, 2006).  For the
(cont'd)

It is submitted that Section 17(e) was designed to address the concern raised in Section 1(b)(2) of the 1940 Act, where Congress determined that the national public interest and the interests of investors are adversely affected when investment companies are organized, operated, managed, or their portfolio securities are selected, in the interests of their affiliates, or of brokers, dealers or underwriters.  It is further submitted that Congress, in fashioning Section 17(e), sought to eliminate any risk of self-dealing.  In fashioning Section 17(e)(2), Congress intended that a broker affiliated with a registered investment company receive no more than the ordinary stock exchange brokerage commission, not to outright prohibit brokerage commissions, or to exclude entities that effectively are acting in a brokerage capacity from the safe harbor provided in the 1940 Act.  Moreover, no legislative purpose would be served if M&I Entities that qualify as “banks” were unable to provide brokerage services to Other Lending Funds due to the provisions of Section 17(e)(1).

Brokerage or similar transactions by an M&I Entity for Other Lending Funds raise no possibility of self-dealing or any concern that these Other Lending Funds would be managed in the interest of the M&I Entity.  In each instance, no M&I Entity would have any influence over the decisions made by the Other Lending Fund.  Each Other Lending Fund has its own investment adviser or sub-adviser that is not an affiliated person of any M&I Entity and that, in economic reality, may be a competitor of the M&I Entity involved.  It is submitted that each transaction between an Other Lending Fund and an M&I Entity would therefore be a product of arm’s-length bargaining.  The adviser or sub-adviser to an Other Lending Fund would have no interest in benefiting any M&I Entity at the expense of that Other Lending Fund.

Applicants respectfully request relief under Section 6(c) from the potential application of Section 17(e)(1), solely to the extent that an M&I Entity may not meet the definition of broker under the 1940 Act, and Section 17(e)(2), to the extent necessary to permit M&I Entities to receive fees or commissions for acting as broker or agent in connection with the purchase or sale of securities for any Other Lending Fund for which an M&I Entity becomes an affiliated person of an affiliated person solely because of the investment by the Other Lending Fund in Shares of an Investment Fund, provided that any such M&I Entity complies with the provisions of Rule 17e-1 other than Rule 17e-1(b)(3) and Rule l7e-1(d)(2).  For the reasons discussed above, it is submitted that the proposal meets the Section 6(c) standard.

C.    Precedent.  The Commission has granted exemptions from Section 17(a) of the 1940 Act where, as in the case of this Application, the relative risk of self-dealing presented by the circumstances under which relief was requested was low.  See In the Matter of Northern Institutional Funds (812-12126), Investment Company Act Release No. 25097 (August 1, 2001) (order) and Investment Company Act Release No. 25060 (July 11, 2001) (notice); State Street Bank and Trust Company (812-10912), Investment Company Act Release No. 23441 (September 22, 1998) (order) and Investment Company Act Release No. 23418 (August 27, 1998) (notice); Paine Webber America Fund, et al. (812-10620), Investment Company Act Release No. 23322 (July 21, 1998) (order) and Investment Company Act Release No. 23284 (June 24, 1998) (notice); Compass Capital Funds (812-10444), Investment Company Act Release No. 22725 (June 24, 1997) (order) and Investment Company Act Release No. 22693 (May 29, 1997) (notice).  The Commission has granted relief, for example, to permit transactions between registered investment companies and entities that are affiliated due to ownership of at least 5% of a fund’s securities.  See, e.g., Alex, Brown Cash Reserve Fund, Inc. (812-9568), Investment Company Act Release No. 21394 (Oct. 4, 1995) (order) and Investment Company Act Release No. 21342 (September 14, 1995)

____________________
(cont'd)

reasons described herein, we respectfully submit that the same reasoning should apply regardless of a Lending Fund’s participation in the Program.

(notice); Goldman Sachs Money Market Trust (812-8950), Investment Company Act Release No. 21390 (Oct. 3, 1995) (order) and Investment Company Act Release No. 21340 (September 14, 1995) (notice).

The Commission also has granted exemptive relief from Section 17(e) to permit brokerage transactions without compliance with the requirements of Section 17(e) and certain provisions of Rule 17e-1.  See State Street Bank and Trust Company (812-10912), Investment Company Act Release No. 23441 (September 22, 1998) (order) and Investment Company Act No. 23418 (August 27, 1998) (notice).  In addition, as noted above, the Commission in 2006 adopted Rule 12d1-1, which provides that a broker that is an affiliated person of an affiliated person of a registered investment company may accept a fee for the sale of securities of that registered investment company without complying with Rule 17e-1(b)(3) and Rule 17e-1(d)(2).

VII.           CONDITIONS

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A. The securities lending program of each Registered Lending Fund, including the investment of Cash Collateral, will comply with all present and future guidelines of the Commission and the Staff regarding securities lending arrangements.

B. No Registered Lending Fund will purchase Shares of any Investment Fund unless participation in the Program has been approved by a majority of directors or trustees of the Registered Lending Fund, including a majority of the Non-Interested Directors.  Such directors or trustees of each Registered Lending Fund, including the Non-Interested Directors, also will evaluate the Program no less frequently than annually and determine that investing Cash Collateral in the Investment Fund is in the best interests of the shareholders of the Registered Lending Fund.

C. Investment in Shares of an Investment Fund by a particular Registered Lending Fund will be consistent with the Registered Lending Fund’s investment objectives and policies.  A Registered Lending Fund’s Cash Collateral will be invested in a particular Investment Fund only if the Registered Lending Fund has approved that Investment Fund for investment and if that Investment Fund invests in the types of instruments that the Registered Lending Fund has authorized for the investment of its Cash Collateral.

D. Shares of any Investment Fund will not be subject to a sales charge or service fee, as defined in Rule 2830(6)(8) and (9), respectively, of the NASD Conduct Rules of FINRA.

E. No Investment Fund may invest in shares of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act, other than as permitted by Rule 12d1-1 under the 1940 Act.

VIII.   AUTHORIZATION

Pursuant to Rule 0-2(c) under the 1940 Act, the Applicants state that under the provisions of their respective articles of incorporation, or declaration of trust, as the case may be, and bylaws, responsibility for the management of the affairs and business of the Applicants is vested with their respective boards of directors or similar governing body.  The execution and filing of the Application in the name and on behalf of the Applicants is in compliance with all applicable requirements.  The verifications required by Rule 0-2(d) are attached hereto as Exhibit A.  The resolutions authorizing the filing of this Application and any amendment are attached hereto as Exhibit B.

Pursuant to Rule 0-2(f), each Applicant states that its address is 111 East Kilbourn Avenue, Suite 200, Milwaukee, Wisconsin 53202, and that all communications concerning this Application should be directed to:

Angela L. Pingel, Secretary
Marshall Funds, Inc.
M&I Special Institutional Funds, Inc.
111 East Kilbourn Avenue, Suite 200
Milwaukee, Wisconsin  53202

With copies to:   Maureen A. Miller, Esq.
  Vedder Price P.C.
  222 North LaSalle Street
  Chicago, Illinois  60601

It is desired that the Commission issue an order pursuant to Rule 0-5 without holding a hearing.

Pursuant to the requirements of the Investment Company Act of 1940, the Applicants have caused this Application to be duly signed on the 27th day of May, 2009.

MARSHALL FUNDS, INC.
By: /s/John M. Blaser
Name: John M. Blaser
Title: President

M&I SPECIAL INSTITUTIONAL FUNDS, INC.
By: /s/Angela L. Pingel
Name: Angela L. Pingel
Title: Secretary

MARSHALL & ILSLEY TRUST COMPANY N.A.
By: /s/Gayle Robinson
Name: Gayle Robinson
Title: Senior Vice President & General Counsel

M&I INVESTMENT MANAGEMENT CORP.
By: /s/Tommy O. Huie
Name: Tommy O. Huie
Title: President

M&I DISTRIBUTORS, LLC
By: /s/James F. Duca II
Name: James F. Duca II
Title: President

EXHIBIT A-1

Verification

The undersigned states that he has duly executed the attached Application dated June 12, 2009 for and on behalf of Marshall Funds, Inc., a Wisconsin corporation, that he is the President of Marshall Funds, Inc., and that all actions by shareholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

/s/John M. Blaser
Name: John M. Blaser

EXHIBIT A-2

Verification

The undersigned states that she has duly executed the attached Application dated June 12, 2009 for and on behalf of M&I Special Institutional Funds, Inc., that she is the Secretary of M&I Special Institutional Funds, Inc., and that all actions by shareholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information, and belief.

/s/Angela L. Pingel
Name: Angela L. Pingel

EXHIBIT A-3

Verification

The undersigned states that she has duly executed the attached Application dated June 12, 2009 for and on behalf of Marshall & Ilsley Trust Company N.A., a Wisconsin trust company, that she is the Senior Vice President & General Counsel of Marshall & Ilsley Trust Company N.A., and that all actions by shareholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information, and belief.

/s/Gayle Robinson
Name: Gayle Robinson

EXHIBIT A-4

Verification

The undersigned states that he has duly executed the attached Application dated June 12, 2009 for and on behalf of M&I Investment Management Corp., that he is the President of M&I Investment Management Corp., and that all actions by shareholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

/s/Tommy O. Huie
Name: Tommy O. Huie

EXHIBIT A-5

Verification

The undersigned states that he has duly executed the attached Application dated June 12, 2009 for and on behalf of M&I Distributors, LLC, that he is the President of M&I Distributors, LLC, and that all actions by shareholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

/s/James F. Duca II
Name: James F. Duca II

EXHIBIT B

A.         MARSHALL FUNDS, INC. and M&I SPECIAL INSTITUTIONAL FUNDS, INC.

      In accordance with Rule 0-2(c) under the 1940 Act, Marshall Funds, Inc. and M&I Special Institutional Funds, Inc. state that all actions necessary to authorize the execution and filing of this Application on their behalf have been taken, and the persons signing and filing this document on their behalf are authorized to do so.  John M. Blaser, President of Marshall Funds, Inc., and Angela L. Pingel, Secretary of M&I Special Institutional Funds, Inc., is each authorized to sign and file this document on behalf of Marshall Funds, Inc. and M&I Special Institutional Funds, Inc., respectively, pursuant to the following resolutions adopted by the Board of Directors of Marshall Funds, Inc. and M&I Special Institutional Funds, Inc. on May 6, 2009:

RESOLVED, that the Board of Directors of Marshall Funds, Inc. and M&I Special Institutional Funds, Inc. hereby authorizes the filing with the SEC of an application for an order of exemption pursuant to Sections 6(c), 17(b) and 17(d) under the 1940 Act, and Rule 17d-1 thereunder, relating to relief from Sections 17(a), 17(d) and 17(e) of the 1940 Act and Rule 17d-1 thereunder; and

FURTHER RESOLVED, that the officers of Marshall Funds, Inc. and M&I Special Institutional Funds, Inc. are hereby authorized and directed on behalf Marshall Funds, Inc. and M&I Special Institutional Funds, Inc. to take all actions deemed necessary or desirable in their judgment and discretion to carry out the foregoing resolution, including filing any further amendments to the application for the order.

B.        MARSHALL & ILSLEY TRUST COMPANY N.A.

     In accordance with Rule 0-2(c) under the 1940 Act, Marshall & Ilsley Trust Company N.A. states that all actions necessary to authorize the execution and filing of this Application on its behalf have been taken, and the person signing and filing this document on its behalf is authorized to do so.  Gayle Robinson, Senior Vice President & General Counsel of Marshall & Ilsley Trust Company N.A., is authorized to sign and file this document on behalf of Marshall & Ilsley Trust Company N.A. pursuant to the following resolutions adopted by the Board of Directors of Marshall & Ilsley Trust Company N.A. on May 26, 2009:

RESOLVED, that the Board of Directors hereby authorizes the filing with the SEC of an application for an order of exemption pursuant to Sections 6(c), 17(b) and 17(d) under the 1940 Act, and Rule 17d-1 thereunder, relating to relief from Sections 17(a), 17(d) and 17(e) of the 1940 Act and Rule 17d-1 thereunder; and

FURTHER RESOLVED, that the Officers of the Company are hereby authorized and directed to take all actions deemed necessary or desirable in their judgment and discretion to carry out the foregoing resolution, including filing any further amendments to the application for the order.

C.        M&I INVESTMENT MANAGEMENT CORP.

      In accordance with Rule 0-2(c) under the 1940 Act, M&I Investment Management Corp. states that all actions necessary to authorize the execution and filing of this Application on its behalf have been taken, and the person signing and filing this document on its behalf is authorized to do so.  Tommy O. Huie, President of M&I Investment Management Corp., is authorized to sign and file this document on behalf of M&I Investment Management Corp. pursuant to the following resolutions adopted by the Board of Directors of M&I Investment Management Corp. on May 26, 2009:

RESOLVED, that the Board of Directors hereby authorizes the filing with the SEC of an application for an order of exemption pursuant to Sections 6(c), 17(b) and 17(d) under the 1940 Act, and Rule 17d-1 thereunder, relating to relief from Sections 17(a), 17(d) and 17(e) of the 1940 Act and Rule 17d-1 thereunder; and

FURTHER RESOLVED, that the Officers of the Company are hereby authorized and directed to take all actions deemed necessary or desirable in their judgment and discretion to carry out the foregoing resolution, including filing any further amendments to the application for the order.

D.         M&I DISTRIBUTORS, LLC

      In accordance with Rule 0-2(c) under the 1940 Act, M&I Distributors, LLC states that all actions necessary to authorize the execution and filing of this Application on its behalf have been taken, and the person signing and filing this document on its behalf is authorized to do so.  James F. Duca II, President of M&I Distributors, LLC, is authorized to sign and file this document on behalf of M&I Distributors, LLC pursuant to the following resolutions adopted by the Board of Directors of M&I Distributors, LLC on May 27, 2009:

RESOLVED, that the Board of Directors hereby authorizes the filing with the SEC of an application for an order of exemption pursuant to Sections 6(c), 17(b) and 17(d) under the 1940 Act, and Rule 17d-1 thereunder, relating to relief from Sections 17(a), 17(d) and 17(e) of the 1940 Act and Rule 17d-1 thereunder; and

FURTHER RESOLVED, that the Officers of the Company are hereby authorized and directed to take all actions deemed necessary or desirable in their judgment and discretion to carry out the foregoing resolution, including filing any further amendments to the application for the order.